UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Omega Protein Corporation
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

68210P107
(CUSIP Number)

JOSHUA E. SCHECHTER
302 South Mansfield Avenue
Los Angeles, California 90036

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 6, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 68210P107

1	NAME OF REPORTING PERSON BLR Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 880,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 880,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 880,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 68210P107

1	NAME OF REPORTING PERSON BLRPart, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 880,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 880,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 880,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 68210P107

1	NAME OF REPORTING PERSON BLRGP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 880,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 880,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 880,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 68210P107

1	NAME OF REPORTING PERSON Fondren Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 880,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 880,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 880,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 68210P107

1	NAME OF REPORTING PERSON FMLP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 880,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 880,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 880,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 68210P107

1	NAME OF REPORTING PERSON The Radoff Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,500
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 17,500
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 68210P107

1	NAME OF REPORTING PERSON Bradley L. Radoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,300,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,300,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,300,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON IN

* Includes 402,500 Shares owned directly.

CUSIP NO. 68210P107

1	NAME OF REPORTING PERSON Joshua E. Schechter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,500
	8	SHARED VOTING POWER 3,500
	9	SOLE DISPOSITIVE POWER 26,500
	10	SHARED DISPOSITIVE POWER 3,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

* Includes 3,500 Shares directly owned by Mr. Schechter’s spouse that Mr. Schechter may be deemed to beneficially own.

CUSIP NO. 68210P107

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.01 par value per share (the “Shares”), of Omega Protein Corporation, a Nevada corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 2105 City West Blvd., Suite 500, Houston, Texas 77042.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	BLR Partners LP, a Texas limited partnership (“BLR Partners”);

(ii)	BLRPart, LP, a Texas limited partnership (“BLRPart GP”), which serves as the general partner of BLR Partners;

(iii)	BLRGP Inc., a Texas S corporation (“BLRGP”), which serves as the general partner of BLRPart GP;

(iv)	Fondren Management, LP, a Texas limited partnership (“Fondren Management”), which serves as the investment manager of BLR Partners;

(v)	FMLP Inc., a Texas S corporation (“FMLP”), which serves as the general partner of Fondren Management;

(vi)	The Radoff Family Foundation, a Texas non-profit corporation (“Radoff Foundation”);

(vii)	Bradley L. Radoff, who serves as the sole shareholder and sole director of each of BLRGP and FMLP and a director of Radoff Foundation; and

(viii)	Joshua E. Schechter.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of BLR Partners, BLRPart GP, BLRGP, Fondren Management, FMLP, Radoff Foundation and Mr. Radoff is 1177 West Loop South, Suite 1625, Houston, Texas 77027. The address of the principal office of Mr. Schechter is 302 South Mansfield Avenue, Los Angeles, California 90036. The officers and directors of Radoff Foundation and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.

(c)           The principal business of BLR Partners is investing in securities.  The principal business of BLRPart GP is serving as the general partner of BLR Partners.  The principal business of BLRGP is serving as the general partner of BLRPart GP. The principal business of Fondren Management is serving as the investment manager of BLR Partners. The principal business of FMLP is serving as the general partner of Fondren Management. The principal business of Radoff Foundation is serving charitable purposes. The principal occupation of Mr. Radoff is serving as the sole shareholder and sole director of each of BLRGP and FMLP and a director of Radoff Foundation. The principal occupation of Mr. Schechter is a private investor.

CUSIP NO. 68210P107

(d)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Radoff and Schechter are citizens of the United States of America.  The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by BLR Partners and Radoff Foundation were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.   The aggregate purchase price of the 880,000 Shares owned directly by BLR Partners is approximately $12,614,958, including brokerage commissions.  The aggregate purchase price of the 17,500 Shares owned directly by Radoff Foundation is approximately $232,192, including brokerage commissions.

The Shares directly owned by Mr. Radoff were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.  The aggregate purchase price of the 402,500 Shares directly owned by Mr. Radoff is approximately $5,585,489, including brokerage commissions.

The Shares beneficially owned by Mr. Schechter were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.  The aggregate purchase price of the 30,000 Shares beneficially owned by Mr. Schechter, including the 3,500 Shares directly owned by his spouse, is approximately $408,190, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons have engaged and intend to continue to engage in discussions with the Issuer’s management and board of directors (the “Board”) regarding  means to maximize shareholder value through a sale of the Issuer and the composition of the Board generally.

CUSIP NO. 68210P107

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 21,714,004 Shares outstanding as of July 30, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 5, 2015.

A.	BLR Partners

(a)	As of the close of business on August 11, 2015, BLR Partners beneficially owned 880,000 Shares.

Percentage: Approximately 4.1%

(b)	1. Sole power to vote or direct vote: 880,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 880,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by BLR Partners during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

B.	BLRPart GP

(a)	BLRPart GP, as the general partner of BLR Partners, may be deemed the beneficial owner of the 880,000 Shares owned by BLR Partners.

Percentage: Approximately 4.1%

(b)	1. Sole power to vote or direct vote: 880,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 880,000
4. Shared power to dispose or direct the disposition: 0

(c)
BLRPart GP has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of BLR Partners during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

CUSIP NO. 68210P107

C.	BLRGP

(a)	BLRGP, as the general partner of BLRPart GP, may be deemed the beneficial owner of the 880,000 Shares owned by BLR Partners.

Percentage: Approximately 4.1%

(b)	1. Sole power to vote or direct vote: 880,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 880,000
4. Shared power to dispose or direct the disposition: 0

(c)
BLRGP has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of BLR Partners during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

D.	Fondren Management

(a)	Fondren Management, as the investment manager of BLR Partners, may be deemed the beneficial owner of the 880,000 Shares owned by BLR Partners.

Percentage: Approximately 4.1%

(b)	1. Sole power to vote or direct vote: 880,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 880,000
4. Shared power to dispose or direct the disposition: 0

(c)
Fondren Management has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of BLR Partners during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

E.	FMLP

(a)	FMLP, as the general partner of Fondren Management, may be deemed the beneficial owner of the 880,000 Shares owned by BLR Partners.

Percentage: Approximately 4.1%

(b)	1. Sole power to vote or direct vote: 880,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 880,000
4. Shared power to dispose or direct the disposition: 0

(c)
FMLP has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of BLR Partners during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

CUSIP NO. 68210P107

F.	Radoff Foundation

(a)	As of the close of business on August 11, 2015, Radoff Foundation beneficially owned 17,500 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 17,500
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 17,500
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Radoff Foundation during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

G.	Mr. Radoff

(a)
As of the close of business on August 11, 2015, Mr. Radoff directly owned 402,500 Shares. Mr. Radoff, as the sole shareholder and sole director of each of BLRGP and FMLP and a director of Radoff Foundation, may be deemed the beneficial owner of the (i) 880,000 Shares owned by BLR Partners and (ii) 17,500 Shares owned by Radoff Foundation.

Percentage: Approximately 6.0%

(b)	1. Sole power to vote or direct vote: 1,300,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,300,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Radoff and on behalf of BLR Partners and Radoff Foundation during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

H.	Mr. Schechter:

(a)	As of the close of business on August 11, 2015, Mr. Schechter beneficially owned 30,000 Shares, including 3,500 Shares directly owned by his spouse.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 26,500
2. Shared power to vote or direct vote: 3,500
3. Sole power to dispose or direct the disposition: 26,500
4. Shared power to dispose or direct the disposition: 3,500

(c)	The transactions in the Shares by Mr. Schechter during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. 68210P107

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On August 12, 2015, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement, dated August 12, 2015.

CUSIP NO. 68210P107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 12, 2015

BLR Partners LP

By:	BLRPart, LP General Partner

By:	BLRGP Inc. General Partner

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

BLRPart, LP

By:	BLRGP Inc. General Partner

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

BLRGP Inc.

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

Fondren Management, LP

By:	FMLP Inc. General Partner

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

CUSIP NO. 68210P107

FMLP Inc.

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

The Radoff Family Foundation

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Director

/s/ Bradley L. Radoff
Bradley L. Radoff

/s/ Joshua E. Schechter
Joshua E. Schechter

CUSIP NO. 68210P107

SCHEDULE A

Directors and Officers of The Radoff Family Foundation

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Bradley L. Radoff Director*
Rose Radoff Director and Secretary	Director and Secretary	1177 West Loop South Suite 1625 Houston, Texas 77027	United States

Russell Radoff Director	Medical Doctor	1177 West Loop South Suite 1625 Houston, Texas 77027	United States

*Mr. Radoff is a Reporting Person and, as such, the information with respect to Mr. Radoff called for by Item 2 of Schedule 13D is set forth therein.

CUSIP NO. 68210P107

SCHEDULE B

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

BLR PARTNERS LP

9,500	13.4310	06/08/2015
16,586	13.1670	06/11/2015
5,000	13.2209	06/12/2015
10,500	13.1423	06/15/2015
4,414	13.6980	06/16/2015
10,000	13.7662	06/16/2015
15,450	13.7523	06/17/2015
12,500	13.7842	06/17/2015
26,103	13.9731	06/18/2015
27,777	14.0525	06/19/2015
5,000	14.0869	06/19/2015
80,000	13.9570	06/22/2015
4,000	13.9725	06/22/2015
3,817	14.0527	06/23/2015
19,575	14.1451	06/23/2015
41,838	14.1688	06/24/2015
40,000	13.7235	06/29/2015
15,000	13.5812	06/29/2015
15,371	13.7317	06/30/2015
7,500	13.7253	06/30/2015
7,415	13.6423	07/01/2015
10,000	13.5982	07/01/2015
30,000	13.2681	07/07/2015
7,500	14.2084	07/08/2015
24,154	14.2006	07/09/2015
12,500	14.1701	07/09/2015
12,500	14.1886	07/10/2015
10,000	14.1941	07/13/2015
2,500	13.9900	07/16/2015
15,000	13.7382	07/17/2015
12,500	13.4164	07/20/2015
14,000	13.3479	07/21/2015
4,143	13.7997	07/22/2015
6,857	13.5959	07/23/2015
2,500	13.3629	07/27/2015
50,000	15.0144	08/06/2015
25,000	15.6355	08/07/2015
40,000	16.0229	08/10/2015
112,500	16.0708	08/10/2015
20,000	16.8285	08/11/2015

CUSIP NO. 68210P107

THE RADOFF FAMILY FOUNDATION

17,500	13.2681	07/07/2015

BRADLEY L. RADOFF

12,500	13.3803	06/09/2015
11,500	13.2946	06/10/2015
33,193	13.9570	06/22/2015
41,838	14.1688	06/24/2015
21,172	14.1829	06/25/2015
1,315	14.1870	06/25/2015
50,422	14.0420	06/26/2015
77,835	13.7235	06/29/2015
15,371	13.7317	06/30/2015
7,500	13.7253	06/30/2015
7,415	13.6423	07/01/2015
16,593	13.5329	07/02/2015
32,500	13.3218	07/06/2015
7,500	14.2084	07/08/2015
15,000	14.2419	07/08/2015
15,846	14.2006	07/09/2015
12,500	14.1701	07/09/2015
7,500	14.1886	07/10/2015
10,000	14.1906	07/13/2015
5,000	14.1620	07/14/2015

JOSHUA E. SCHECHTER

1,400	13.4000	06/09/2015
1,000	13.4000	06/09/2015
100	13.4000	06/09/2015
1,300	13.2800	06/10/2015
200	13.2800	06/10/2015
1,500*	13.1600	06/16/2015
1,700	13.5500	06/17/2015
300	13.5400	06/17/2015
1,800	14.0300	06/22/2015
200	14.0300	06/22/2015
690	14.1500	06/25/2015
100	14.1500	06/25/2015
100	14.1500	06/25/2015
1,110	14.1400	06/25/2015
100	13.9600	06/26/2015
100	13.9600	06/26/2015
100	13.9600	06/26/2015
200	13.9600	06/26/2015
100	13.9600	06/26/2015
900	13.9600	06/26/2015

* Represents a transaction by Mr. Schechter’s spouse.

CUSIP NO. 68210P107

200	13.9600	06/26/2015
100	13.9600	06/26/2015
200	13.9600	06/26/2015
2,000	13.7400	06/30/2015
1,000*	14.1800	06/30/2015
1,500	13.4300	07/02/2015
1,000	13.7010	07/08/2015
1,900	14.1384	07/13/2015
1,000*	14.0800	07/14/2015
1,100	13.6877	07/17/2015
2,000	13.5100	07/20/2015